

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 28, 2007

Mr. Walton C. Vance
Chief Accounting Officer
Capco Energy, Inc
5555 San Felipe, Suite 725
Houston, TX 77056

Re: Capco Energy, Inc.
Form 10-KSB for the fiscal year ended December 31, 2005
File No. 0-10157
Filed August 11, 2006

Dear Mr. Vance:

We issued comments to you on the above captioned filing(s) on December 19, 2006**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 11, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 11, 2007**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You

can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Gary Newberry at 202-551-3761 if you have any questions.

Sincerely,

April Sifford
Branch Chief